December 3, 2010

Ms. Courtney Haseley

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

RE: Plaster Caster Corp.

        Registration on Form 10

         File No. 000-54155

Dear Ms. Haseley:

We have reviewed your letter of November 9, 2010. Our answers are contained in this letter.  I have summarized your comments and the numbers correspond to your letter. We have also filed an amended Registration Statement.

General

1.We acknowledge that our registration statement will become effective by operation of law within sixty days.

Item 1 Description of Business

2.

We did not have any business activities from inception until May 2010. This is in our disclosure.  Additionally, there was no merger that was consummated. There was an error in the previous filing which has been corrected in the amendment.

3.

We have revised our disclosed to clearly present our financial condition. We have added the following:

THERE IS SUBSTANTIAL UNCERTAINTY ABOUT OUR ABILITY TO CONTINUE OUR OPERATIONS AS A GOING CONCERN.

In their audit report dated September 10, 2010  our auditors have expressed an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Because our officers may be unwilling or unable to loan or advance any additional capital to us, we believe that if we do not raise additional capital, we may be required to suspend or cease the implementation of our

business plan. See the   Audited Financial Statements - Auditors Report". Because we have been issued an opinion by its auditor that substantial doubt exists as to whether we can continue as a going concern it may be more difficult to attract investors.

4.  We have review Item 101 of Regulation S-K. We have expanded our disucssion to provide meaningful information about how we intend to grow the business.

Employees

5.

We have revised our disclosure to indicate that I am currently involved in the sale of communications services to the business to business market in New England.  Other than Plaster Caster, this is my sole business activity.  I do no believe there is a conflict between the two businesses.

Risk Factors

6.

 We have revised our disclosed to accurately reflect my current activities. I do not believe that there is any conflict between my position selling communication services in the business to business market and my activities with Plaster Caster. All other activities have been discontinued. There are no plans to resume.

7.

We have revised our disclosure to include a risk factor related to “penny stocks”. We have added the following:

OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, WHICH MAY BE SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

“There is substantial uncertainty about our ability to continue our operations...

8.

We have revised the risk factor to indicate that we do not have adequate cash to meet our needs.

“If Barton PK, LLC does not provide us with capital

9.

We have revised the risk factor to describe in greater detail the relationship with Barton PK,LLC.

“Our sole officr and director has no experience with public companies...

10.

We have revised the risk factor to describe our inexperience with public companies. We have eliminated the reference to FINRA.

Item 2. Financial Information

General

11.

We have Item 303(a) of Regulation S-K and Question 101.01 of Regulation S-K Compliance and Disclosure Interpretation. We added a discussion of Liquidity and Results of Operations.

Plan of Operations

12.

We have added to our plans to discuss our operations and plans over the next twelve months.

Item 4. Security ownership of Certain Beneficial Owners and Management

13.

We have updated this information to a more recent date.

Item 5. Directors and Executive Officers

14.

I have enhanced my biography to describe my current business activity.

15.

We have updated our disclosure to include Peter Klamka as a founder and promoter.

Item 10. Recent sales of Unregistered Securities

We have revised our disclosed to include the material terms of the transaction and the facts relied on for the available exemption.

Item 12. Indemnification of Directors and Officers

13.

We have revised our disclosure to reflect a more narrow position.

Note 7. Subsequent Event

18.

We have revised our disclosure to correctly report that no merger took place. There was an error made in the Edgarization.

Thank you for you assistance with our filing.

Sincerely,

Plaster Caster Inc.

/s/JD Klamka

JD Klamka

President